ECLIPSE FUNDS
51 Madison Avenue
New York, NY  10010

August 19, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Eclipse Funds (the “Registrant”) Form N-14
File No. 333-160656

Dear Ms. Hatch:

This letter responds to comments you provided telephonically regarding the Form N-14 relating to the merger of MainStay Small Cap Growth Fund (“Small Cap Growth Fund”) with and into the MainStay Small Company Value Fund (“Small Company Value Fund”) (the “Reorganization”) which was filed with the Commission on July 17, 2009.  Your comments and the Registrant’s responses thereto are provided below.

Comment 1: You informed us that if we incorporate the Small Company Value Fund’s most recent prospectus by reference, we would be required to mail that prospectus to shareholders along with the proxy statement.

Response:   As discussed during our telephone call, we no longer incorporate Small Company Value Fund’s prospectus by reference.

Comment 2: You asked if we expected the cost associated with the portfolio adjustments of Small Cap Growth Fund to be material.

Response:  In light of the recent modifications to the Small Cap Growth Fund, it is not anticipated that there will be any significant portfolio adjustments needed as a result of the Reorganization.  Please see page 28.

Comment 3:   You asked that we confirm that following the Reorganization, the Small Company Value Fund will continue to invest at least 80% of its assets in companies with market capitalizations at the time of investment comparable to companies in the Russell 2500TM Index.

Response:   We confirm that, as described in N-14 section entitled “Comparative Information Relating to the Reorganization - Comparison of Investment Objectives, Strategies, Risk Factors and Management – Principal Investment Strategies,” the Small Company Value Fund will continue to invest at least 80% of its assets in companies with market capitalizations at the time of investment comparable to companies in the Russell 2500TM Index. Please see page 5.

Comment 4: You asked that we confirm that we have completed a full analysis in determining that the accounting survivor of the Reorganization should be Small Company Value Fund.

Response:  We confirm that we have examined all five relevant factors and have determined that the accounting survivor of the Reorganization should be Small Company Value Fund.

Comment 5: In the table containing assets, holdings and management information, you asked that we spell out the abbreviation “AUM”.

Response:  This table has been deleted. We do not expect there to be any significant differences between the portfolio composition or management of the Small Cap Growth Fund or Small Company Value Fund at the time of the Shareholder Meeting. Please see page 5.

Comment 6:  In the Shareholder Fees table, you asked that we remove the line item entitled “Net Annual Fund Operating Expenses (excluding Underlying Fund Operating Expenses)”.

Response:  We have revised this section as per your request.  Please see pages 9 through 13.

Comment 7:  In the Shareholder Fees table, you asked us to confirm the management fee listed for Small Cap Growth Fund.  You also asked that we confirm the information in footnote (2) regarding the impact that the incorporation of this Fund’s Fund Accounting Agreement into its management agreement had on management fees.

Response:  We confirm that the management fee listed for Small Cap Growth Fund is correct.  We have revised the language in footnote (2) to correctly reflect the impact (0.01%) incorporation of this Fund’s Fund Accounting Agreement into its management agreement.   Please see page 14.

Comment 8:  In footnote (2) to the Shareholder Fees table, you asked us to explain what changes we took into account when we restated the expense information in the table to reflect current fees.

Response:   We have deleted the language in question from footnote (2) as the expense information has not been restated.  Please see page 14.

Comment 9:  You asked us to revise the Small Cap Growth Fund Expense Example table to reflect the change requested in Comment 6 above.

Response:   This section has not been revised as the numbers in the Expense Example are not based on Net Annual Fund Operating Expenses (excluding Underlying Fund Operating Expenses).

Comment 10:  You asked that we confirm the reference to the Russell 2000® Growth Index in footnote (3) to the Small Company Value Fund – Average Annual Total Returns table.

Response:  We have revised this footnote to correctly reference the Russell 2000® Value Index.  Please see page 20.

Comment 11:  You asked that we confirm that the additional fees paid by New York Life Investment Management LLC to Epoch Investment Partners, Inc., and the ongoing business relationship described in the section entitled “Information About the Management of the Funds – Advisory and Subadvisory Fees,” do not cause any conflicts of interest.

Response:  To the extent that the additional fees paid by New York Life Investments to Epoch and the ongoing business relationship between New York Life Investments and Epoch cause any conflicts of interest, Registrant and New York Life Investments will seek to ensure that these conflicts are identified and necessary steps are taken to minimize those conflicts and any harm to the Fund that could result.  In this regard, the Board of Trustees of the Registrant has considered information from New York Life Investments describing these other relationships.  As disclosed in Exhibit A to the Proxy Statement/Prospectus in the section entitled “Board Consideration for the Appointment of Epoch Investment Partners, Inc. as Subadvisor to the Small Cap Growth Fund”, in reaching its decision to approve Epoch as the Small Cap Growth Fund’s subadvisor, “the Board requested and received assurances from New York Life Investments that these fees and other business relationships did not impact New York Life Investments’ recommendation for Epoch to serve as the Funds’ subadvisor."  The Board intends to continue to monitor these other business relationships to determine what, if any, impact it may on the Fund.  New York Life Investments will periodically update the Board on its relationship with Epoch (including through regular reporting under the Funds' manager of managers exemptive order and as a part of the Board's annual 15(c) contract renewal process) in order to assist the Board in making this determination.

Comment 12:  You asked that we revise the Capitalization chart to take into account the cost of the Reorganization.

Response:  We have revised the Capitalization chart as per your request.  Please see page 87.

Comment 13:  You asked us to flag any securities that do not meet the investment criteria of Small Company Value Fund in the Pro Forma Combined Schedule of Investments.

Response:  All securities listed in the table as being held by the Small Cap Growth Fund meet the investment criteria of the Small Company Value Fund.  We have added a footnote to the Pro Forma Combined Schedule of Investments to reflect this.

If you have any questions or comments in connection with the foregoing, please contact me at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary

cc:	Sander Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC